Mail Stop 4561


      March 31, 2006



Mitchell Johnson
President
InfraBlue (US) Inc.
Suite 5.15, 130 Shaftsbury Avenue
London, England W1D 5EU

Re:	InfraBlue (US) Inc.
      Registration Statement on Form SB-2
      Amended on March 21, 2006
      File No. 333-130403

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 2 and your disclosure on the cover page, the risk factors section and under the heading State Securities Laws that if requested by a selling stockholder, you may register sales of shares in those states which permit registration by coordination. Please revise to disclose how you will make shareholders aware of when and in which states they will be permitted to sell. Further, we note your statement that upon stockholder request you "may" register sales of shares in states that permit registration by coordination. Please clarify the circumstances under which you may not undertake the process of registration by coordination upon shareholder request.

Convertible Securities - page 24
2. Please revise here and in the section on "Organization Within
Last
Five Years" to reflect the convertible securities and warrants issued on February 22, 2006, and March 13, 2006 as reflected in "Recent Sales of Unregistered Securities." Further, please revise to disclose when the notes become convertible. Finally please confirm that the investors of these convertible notes are not selling stockholders in this registration statement.

Interim Consolidated Financial Statements

Interim Consolidated Statements of Operations

3. Please tell us why you have included your expense for the intellectual property as part of Other Expense, rather than General and Administrative Expenses, in your statement of operations. Presenting the expense as part of Other Expense with interest and foreign exchange loss implies that the cost is non-operating. Please explain or revise.
Note 4 - Agency Exploitation Agreement, page 15

4. We note that you acquired the IRMA Bluetooth technology from your majority shareholder on November 30, 2005. While it is appropriate to account for the intellectual property at the historical basis of your majority shareholder, it is unclear to us why the value assigned to the technology was only $256,954. We refer to you to page 26 where you disclose that PublicLock transferred 10 million shares of your common stock to the Keydata Technology Partnership in exchange for the subsidiary that owned the InfraBlue Technology. On the same date, you issued shares of your common stock valued at $0.25 in settlement of notes payable. Therefore, it appears that the value of the consideration paid by your majority shareholder to acquire the technology from a third party was approximately $2.5 million. Please revise your financial statements to reflect the additional expense related to this acquisition, or advise us why a revision is unnecessary.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jessica Barberich, Accountant, at (202) 551-
3782
or Kristi Beshears, Senior Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3780 with any other questions.


      Sincerely,



      Elaine Wolff
      Branch Chief



cc:	Michael H. Taylor, Esq. (via facsimile)

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Mr. Michael Johnson
InfraBlue (U.S.) Inc.
Page 3